Mail Stop 6010

January 12, 2009

Susan B. Comparato
President, Acting Chief Executive Officer
    and General Counsel
Syncora Holdings Ltd.
Canon's Court, 22 Victoria Street
Hamilton, Bermuda HM 11

       Re: Syncora Holdings Ltd.
            Preliminary Proxy Statement on Schedule 14A,
            Filed on December 17, 2008,
            as amended on December 31, 2008
            File Number 001-32950

Dear Ms. Comparato:

     We have completed our review of your preliminary proxy statement on
Schedule 14A and have no further comments at this time.

                        Sincerely,

                        Jeffrey P. Riedler
                        Assistant Director

cc: Mariana Franca Pereira
       Debevoise & Plimpton LLP
       919 Third Avenue
       New York, NY 10022